UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6*)

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Bayou Well Holdings Company, LLC

1251 Lumpkin Rd.

Houston, Texas 77043

(713) 463-1504

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1	Name of Reporting Persons Bayou Well Holdings Company, LLC 45-2639123
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,114,107*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,114,107*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,114,107
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%**
14	Type of Reporting Person OO

*	Consists of Class A Common Stock held by Bayou.
**	Based on a total of 22,245,212 shares of issued and outstanding Class A Common Stock reported by the Issuer (as defined in Item 1) on the Form 10-Q filed by Issuer on October 28, 2024.

CUSIP No. 75282U 104

1	Name of Reporting Persons Richard E. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 137,931
	8	Shared Voting Power 2,114,107*
	9	Sole Dispositive Power 137,931
	10	Shared Dispositive Power 2,114,107*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,252,038
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.1%**
14	Type of Reporting Person IN

*	Consists of Class A Common Stock held by Bayou.
**	Based on a total of 22,245,212 shares of issued and outstanding Class A Common Stock reported by the Issuer (as defined in Item 1) on the Form 10-Q filed by Issuer on October 28, 2024.

CUSIP No. 75282U 104

1	Name of Reporting Persons Brett T. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,945*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,945
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

*	Consists of 8,945 shares of Class A Common Stock held as Restricted Stock, which are entitled to vote but not transfer.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D, as amended to date, filed jointly by Bayou Well Holdings Company, LLC (“Bayou”), Richard E. Agee and Brett T. Agee (collectively, the “Reporting Persons”) (as amended, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 6 shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by inserting the following two paragraphs immediately after the final paragraph thereof:

On December 3, 2024, the First Amended and Restated LLC Agreement of Bayou was amended by the Third Amendment to the First Amended and Restated LLC Agreement of Bayou (the “LLC Amendment”). Pursuant to the LLC Amendment, Richard E. Agee was granted sole voting and dispositive power with respect to all shares held by Bayou. As a result of the LLC Amendment, Brett T. Agee no longer has voting or dispositive power with respect to the Class A Common Stock held by Bayou.

As a result of the LLC Amendment, Brett T. Agee no longer shares voting and dispositive powers over the shares held by Bayou. Accordingly, Brett T. Agee is no longer a greater than 5% shareholder and therefore is no longer included as a Reporting Person on this Schedule 13D for Section 13(d) beneficial ownership reporting purposes.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented by inserting the following paragraph after the final paragraph thereof:

On September 10, 2021, Bayou entered into (i) the Tax Receivable Termination and Settlement Agreement, by and among the Issuer, CSL Capital Management, LLC, as agent, Ranger Energy Holdings, LLC, a Delaware limited liability company (“Ranger Holdings”), Torrent Energy Holdings, LLC, a Delaware limited liability company (“Torrent Holdings”), CSL Energy Opportunities Fund II, L.P., a Delaware limited partnership, CSL Fund II Preferred Holdings LLC, a Delaware limited liability company, and Bayou and (ii) the Voting Agreement, by and among the Issuer, Ranger Holdings, Ranger Energy Holdings II, LLC, a Delaware limited liability company, Torrent Holdings, Torrent Energy Holdings II, LLC, a Delaware limited liability company, CSL Energy Holdings I, LLC, a Delaware limited liability company, CSL Fund II Preferred Holdings LLC and Bayou (together, the “Termination Transaction”). Pursuant to the Termination Transaction, as of such date, the Reporting Persons no longer share voting or dispositive powers with the CSL Entities.

In addition, the information provided in Item 2 of this Schedule 13D is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(A) Bayou Well Holdings Company, LLC

As of the date hereof, Bayou may be deemed the beneficial owner of a total of 2,114,107 shares of Class A Common Stock, constituting approximately 9.5% of the issued and outstanding shares of Class A Common Stock, consisting of 2,114,107 shares of Class A Common Stock owned directly by Bayou.

(B) Richard E. Agee

As of the date hereof, Richard E. Agee may be deemed the beneficial owner of a total of 2,252,038 shares of Class A Common Stock, constituting approximately 10.1% of the issued and outstanding shares of Class A Common Stock, consisting of the following:

1.	With respect to Sole Voting and Dispositive Power, 137,931 shares of Class A Common Stock owned directly by R. Agee.

2.	With respect to Shared Voting and Dispositive Power, 2,114,107 shares of Class A Common Stock owned directly by Bayou.

(C) Annex A attached hereto lists all transactions in Class A Common Stock, since Amendment No. 5 to the Schedule 13D was filed on November 4, 2024, by the Reporting Persons or on behalf of the Reporting Persons. The transactions in Class A Common Stock set forth on Annex A were effected in the open market through a broker.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2024

Bayou Well Holdings Company, LLC

By:	/s/ Brett T. Agee
Name: Brett T. Agee
Title: President and Chief Executive Officer

Richard E. Agee

/s/ Richard E. Agee
Richard E. Agee

Brett T. Agee

/s/ Brett T. Agee
Brett T. Agee

ANNEX A

TRANSACTIONS

The following table sets forth a list of all transactions in the Class A Common Stock, since Amendment No. 5 to the Schedule 13D was filed on November 4, 2024, by the Reporting Persons or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on the date hereof.

Date	Effected By	Nature of Transaction	Quantity	Average Price
11/21/2024	Brett T. Agee	Open Market Sale	61,905	$16.6726
11/21/2024	Bayou	Open Market Sale	76,464	$16.8033
11/25/2024	Bayou	Open Market Sale	91,488	$16.6754
11/25/2024	Richard E. Agee	Open Market Sale	18,319	$16.9094
11/26/2024	Bayou	Open Market Sale	87,255	$16.658
11/27/2024	Bayou	Open Market Sale	8,236	$16.7279
11/29/2024	Bayou	Open Market Sale	27,870	$16.5196
12/02/2024	Bayou	Open Market Sale	100,000	$16.604
12/03/2024	Bayou	Open Market Sale	108,687	$16.9363